UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Merger Agreement

On February 3, 2026, Concorde International Group Ltd., a British Virgin Islands (“BVI”) business company (the “Company” or “CIGL”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between CIGL and YOOV Group Holding Limited, a BVI business company (“YOOV”).

YOOV is a prominent provider of Artificial Intelligence-as-a-Service (AIaaS) solutions focused on intelligent business automation. By enabling businesses to integrate advanced AI tools and capabilities via a cloud platform, YOOV eliminates the need for substantial infrastructure investment, offering a more accessible and cost-effective pathway to incorporate AI into applications and processes. Designed for organizations of all sizes, YOOV empowers businesses to leverage AI without extensive resources or technical expertise. YOOV stands out in the AI landscape with its innovative Business AI Agents, which provide autonomous solutions that manage business workflows from end to end. With rapid growth and a solid global presence, YOOV continues to expand its impact. Beyond its core AI automation solutions, YOOV enhances its offerings through subsidiaries YOOV Capital Limited and YOOV Insurance Services Limited. These entities harness YOOV’s commercial data insights to deliver credit evaluation and insurance brokerage services, enriching the YOOV ecosystem and increasing value for clients.

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Transactions”), and in accordance with the applicable provisions of the BVI Companies Act, 2004 (as revised) (the “BVI Companies Act”):

The Merger. CIGL will incorporate a wholly owned subsidiary in the BVI (the “Merger Sub”). Merger Sub will merge with and into YOOV, the separate corporate existence of Merger Sub will cease, and YOOV will be the surviving corporation (the “Surviving Sub”) and a wholly-owned subsidiary of CIGL (the “Merger”).

Merger Consideration. The Merger values YOOV at an equity value at US$600,000,000 on a fully-diluted basis. Upon consummation of the Merger (the “Closing”), each issued and outstanding share of YOOV (other than certain excluded and dissenting shares set forth in the Merger Agreement) will be converted into the right to receive a number of newly issued Class A ordinary shares of CIGL (the “New Class A Shares”) equal to the Target Per Share Value (as defined by the Merger Agreement) divided by US$3.0 (which is the per share value of CIGL), in a transaction intended to be exempt from the registration requirements under the U.S. Securities Act of 1933. Upon the effective time of the Merger (the “Effective Time”), all of the issued and outstanding equity of YOOV will be exchange for 200,000,000 of the New Class A Shares (the “Merger Consideration”). No fractional New Class A Shares will be issued in the Merger.

Change of Name and Appointment of Co-Chief Executive Officer. Upon the Effective Time, CIGL will add “YOOV” to its corporate name and trade publicly on the Nasdaq under a new ticker symbol as designated by YOOV. Prior to the Effective Time, CIGL will take all necessary actions to appoint YOOV’s incumbent chief executive officer as co-chief executive officer of CIGL and to appoint the individuals designated by YOOV as officers of CIGL, in each case as contemplated by the Merger Agreement.

The board of directors of CIGL has unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, CIGL and its shareholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions, and (iii) resolved to recommend that the shareholders of CIGL approve the matters to be submitted to them in connection with the Transactions.

Redesignation and Cancellation of Shares

On the Closing Date, immediately before the Effective Time, CIGL will cause its memorandum and articles of association to be amended and restated in the form attached to the Merger Agreement (the “CIGL A&R MAA”). The CIGL A&R MAA will, among other things, increase the authorized share capital of CIGL to 10,000,000,000 ordinary shares of par value US$0.00001 each, designated as (i) 6,000,000,000 Class A Ordinary Shares, (ii) 2,000,000,000 Class B Ordinary Shares, and (iii) 2,000,000,000 Class C Ordinary Shares, and will effect a reclassification of CIGL’s existing ordinary shares.

At the Effective Time, by virtue of the Merger and without any further action by any party or shareholder:

(i)	All YOOV shares that are owned by YOOV, Merger Sub or any subsidiary of YOOV immediately prior to the Effective Time (the “Excluded Target Shares”) will automatically be surrendered and canceled and will cease to exist, and no New Class A Shares or other consideration will be delivered in exchange therefor.

(ii)	Each YOOV share issued and outstanding immediately prior to the Effective Time (other than Excluded Target Shares and shares held by YOOV shareholders who have properly exercised and not lost rights to be paid the fair value of their shares under Section 179 of the BVI Companies Act (the “Dissenting Shares”)) will be converted into the right to receive the applicable number of New Class A Shares constituting the “Per Share Merger Consideration.” All such YOOV shares will cease to be outstanding and will be canceled, and the holders thereof will cease to have any rights as YOOV shareholders other than the right to receive the Per Share Merger Consideration.

(iii)	Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one ordinary share of the Surviving Sub, such shares collectively constituting all of the issued and outstanding share capital of the Surviving Sub as of the Effective Time.

Dissenting Shares will not be converted into the right to receive the Merger Consideration, but will instead be entitled to receive payment of the fair value of such shares in accordance with Section 179 of the BVI Companies Act. If any such shareholder fails to establish entitlement to payment or otherwise loses its dissenters’ rights, the shares in question will be treated as ordinary YOOV shares for all purposes of the Merger Agreement and will be converted into the right to receive the Per Share Merger Consideration.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the CIGL Shareholder Matters (as defined by the Merger Agreement) by the requisite vote of CIGL shareholders and confirmation that all existing Target shareholders have approved the Merger and related transactions; (ii) receipt of all consents, approvals, authorizations and permits of governmental authorities that are required to consummate the Transactions; (iii) no provision of applicable law being in effect prohibiting, enjoining, restricting or making illegal the consummation of the Merger, and no temporary, preliminary or permanent restraining order or other order having been issued by any governmental authority that is in effect and has such effect; (iv) approval by Nasdaq of the listing application submitted by CIGL with respect to the New Class A Shares to be issued in connection with the Merger; and (v) no stop order, general suspension or material limitation of trading in CIGL’s existing ordinary shares having been imposed or threatened by the U.S. Securities and Exchange Commission or Nasdaq.

Covenants

The Merger Agreement contains certain covenants and agreements of the parties, including, among others, covenants providing for (i) CIGL will prepare and furnish with the SEC a proxy statement, convene a shareholder meeting and seek the requisite CIGL shareholder approval for the CIGL Shareholder Matters, subject to terms contemplated by the Merger Agreement; (ii) CIGL will submit a Nasdaq application for the New Class A Shares and use efforts to obtain listing approval; (iii) the parties will use reasonable best efforts to obtain required regulatory and other government approvals and to make required filings under the Exchange Act; (iv) the parties to coordinate public communications and SEC and stock exchange filings, and to maintain the confidentiality of non-public information, subject to customary exceptions; (v) each of CIGL and YOOV to operate its business in the ordinary course and to comply with certain interim operating restrictions; (vi) each of CIGL and YOOV to comply with a mutual no-shop covenant, including restrictions on soliciting or engaging in discussions regarding alternative business combination transactions and an obligation to terminate any ongoing discussions; (vii) CIGL to provide specified post-Closing indemnification and directors’ and officers’ insurance protections for current and former directors and officers of CIGL and YOOV.

Representations and Warranties

The Merger Agreement also contains customary representations and warranties by each of CIGL and YOOV. The representations and warranties generally do not survive the Closing.

Termination

The Merger Agreement may be terminated under certain customary circumstances at any time prior to the Effective Time, including: (i) by mutual written consent of CIGL and YOOV; (ii) by either CIGL or YOOV if the Merger has not been consummated on or before a specified Long Stop Date, subject to certain exceptions described in the Merger Agreement; (iii) by either CIGL or YOOV if a governmental authority has issued a final, non-appealable order or taken any other final, non-appealable action permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) by either CIGL or YOOV if the shareholders of CIGL fail to approve the CIGL Shareholder Matters at the duly convened meeting called for such purpose; and (v) by either CIGL or YOOV if the other party breaches certain representations, warranties or covenants under the Merger Agreement, which breach would cause the failure of a closing condition and is incapable of being cured or is not cured within a specified period after notice. The Merger Agreement also contains customary provisions regarding the effect of termination, including limitations on liability and the absence of survival of most representations and warranties following termination.

Certain Related Agreements

CIGL Controlling Shareholder Voting Commitment

In connection with the execution of the Merger Agreement, Mr. Swee Kheng Chua, who holds not less than 97.56% of the aggregate voting power of CIGL, agreed to vote all of his CIGL shares in favor of the CIGL Shareholder Matters and to take certain other actions in support of the Transactions, subject to the terms and conditions set forth in such commitment.

YOOV Shareholders Voting Agreement

Contemporaneously with the execution of the Merger Agreement, all of YOOV’s shareholders entered into a voting agreement with CIGL (the “YOOV Voting Agreement”), pursuant to which, among other things, they agreed (i) to approve the execution, delivery and performance of the Merger Agreement and the Transactions at a duly held shareholders’ meeting of YOOV and (ii) to act in concert with respect to all New Class A Shares they hold following the Merger.

Lock-up Agreement

In connection with the Transactions, each shareholder of YOOV as of the date of the Merger Agreement is entering into a lock-up agreement with CIGL (the “Lock-Up Agreement”), pursuant to which such shareholders have agreed, subject to certain exceptions, not to transfer the New Class A Shares received as consideration in the Merger for a specified period following the Closing.

Disclaimer

The Merger Agreement and the YOOV Voting Agreement referenced have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about CIGL or its affiliates or YOOV. The representations, warranties, covenants and agreements contained in the Merger Agreement, the YOOV Voting Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and the YOOV Voting Agreement and should not rely on the representations, warranties, covenants and agreements contained therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the YOOV Voting Agreement, as applicable, which subsequent information may or may not be fully reflected in CIGL’s public disclosures.

Additional Information and Where to Find It

In connection with the proposed Merger, CIGL intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of CIGL as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Shareholders of CIGL and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with CIGL’ solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Merger because they will contain important information about CIGL, YOOV and the proposed Merger. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by accessing CIGL’ website at http://www.concordesecurity.com.

Participants in the Solicitation

CIGL and its respective directors and executive officers may be deemed participants in the solicitation of proxies from CIGL’s shareholders in connection with the proposed Merger. CIGL’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CIGL as reflected of CIGL’s most recent annual report on Form 20-F as filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CIGL’s shareholders in connection with the proposed Merger will be set forth in the proxy statement/prospectus for the proposed Merger when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Merger will be included in the proxy statement/prospectus that CIGL intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

YOOV and its respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CIGL in connection with the proposed Merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed Merger will be included in the proxy statement/prospectus for the proposed Merger when available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Merger, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements Legend

This report on Form 6-K contains forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025 (the “Annual Report”). Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Merger, the ability of the parties to complete the Merger, the expected benefits of the Merger, the tax consequences of the Merger, CIGL’ future results of operations and financial position, business strategy and its expectations regarding the application and commercialization of its products. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of CIGL and YOOV, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the Merger and related transactions may not be completed in a timely manner or at all, including the risk that the Merger and related transactions may not close due to one or more closing conditions to the transaction not being satisfied or waived, which may adversely affect the price of CIGL’ securities; the risk that CIGL’ shareholder approval of the Merger is not obtained; the inability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the failure to receive certain governmental and regulatory approvals (if applicable); the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; changes in general economic conditions, including the conflicts between Russia and Ukraine and between Israel and Palestine; the outcome of litigation related to or arising out of the Merger (if any), or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on CIGL and YOOV’s respective business relationships, operating results, and businesses generally; the ability of CIGL to continue to meet Nasdaq’s listing standards following the consummation of the Merger; costs related to the Merger; that the price of CIGL’ securities may be volatile due to a variety of factors, including CIGL and YOOV’s inability to implement their respective business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Merger, and identify and realize additional opportunities; and the ability of YOOV to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the proxy statement and certain other documents filed or that may be filed by CIGL from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CIGL assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

CIGL does not give any assurance that CIGL or YOOV will achieve their expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2026	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
	Name:	Swee Kheng Chua
	Title:	Chief Executive Officer and Chairman